April 2, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

        Form 10-K for the Year Ended December 31, 2013

        Filed February 27, 2014

        SEC Response Dated March 25, 2015

        File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter dated March 25, 2015 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K for the year ended December 31, 2013, as amended on Form 10-K/A (collectively, the “Form 10-K”) and the Company’s Form 8-K filed February 27, 2015 (the “Form 8-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K, Form 10-K for the year ended December 31, 2014, or Form 8-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

In an effort to bring closure to these matters in advance of reporting our results for the three months ended March 31, 2015, the Company kindly requests the opportunity to discuss with the Staff, on or before April 15, 2015 any remaining questions the Staff may have. We would appreciate the Staff contacting either Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com ), or Pauline Israel (telephone 212.819.2077 or pisrael@iconixbrand.com) to schedule this discussion.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 69

Note 3. Acquisitions, Joint Ventures and Investments, page 75

Acquisitions, page 75

1.	We note your response to comment two of our letter dated January 14, 2015. We do not believe the gains recognized as a result of the formation of joint ventures and sales of trademarks represent revenue, as we do not believe a compelling argument can be made that the formation of a joint venture or sale of trademark represent your ongoing major or central operations based on the definition of revenue in FASB Concept Statement No. 6. However, based on paragraph 86 of FASB Concept Statement No. 6, gains may be described or classified as “operating” or “nonoperating” depending on their relation to an entity’s major ongoing or central operations. Therefore, we would not object to the classification of these gains as a separate component of your operating income provided they are not characterized as revenue. Please revise your disclosures as follows:

•	Revise any disclosure that references the gains on the formation of joint ventures, sales of trademarks, or similar transactions as revenue or other revenue.

•	To the extent you include any revenue subtotals to arrive at operating income, the subtotal should not include any amounts that represent the gains on the formation of joint ventures, sales of trademarks, or similar transactions.

•	Revise your Management’s Discussion and Analysis, revenue recognition policy, and any other disclosures, as necessary, to clearly reflect the change described above.

Response:

We respectfully request that the Staff reconsider its recommended approach of excluding from revenue the gains recognized by the Company as a result of the sale of trademarks to our joint ventures and other parties, as we continue to believe that such transactions are “major ongoing or central operations” as contemplated by FASB Concept Statement No. 6 (as opposed to being “incidental” or “peripheral”). Accordingly, we ask that the Staff consider the following additional information, including situations in which the Staff accepted the accounting of other registrants that reported in revenue gains on sales of intellectual property or rights to future royalties related to intellectual property.

Over the last ten years, Iconix has developed a business model that centers its operations upon maximizing the value of the intellectual property it acquires. During this period, we have purchased intellectual property relating to over 35 brands, and have monetized that intellectual property by (1) licensing trademarks on a category and geographic basis, (2) selling trademarks around the world through the establishment of joint ventures in select jurisdictions and (3) selling trademarks in respect of specified brands on a category and geographic basis. The Company’s management team has spent a substantial amount of their time pursuing both our joint venture transactions, allowing us to execute on our international strategy for global growth, and sales of trademarks to third parties, which have been utilized to obtain a value for our intellectual property in excess of what we would likely achieve through licensing or inclusion in a joint venture.

In fact, in connection with the formation of nine joint ventures we have transferred over 200 trademarks. In addition, the Company and Iconix China have transferred to third parties 14 trademarks, eight of which were transferred by the Company and six of which were transferred by Iconix China. We believe this demonstrates our commitment to our strategy and how these transactions are both ongoing and central to our operations.

Furthermore, we are aware of at least two situations in which the Staff accepted the accounting treatment when a registrant recorded in its revenue its gains on sales of intellectual property1 or rights to future royalties2. In the case of Subaye, Inc., during the two years ended September 30, 2009, Subaye sold copyrights to 5 motion pictures for $8.6 million. Further, in the case of Dendreon Corporation, during the year ended December 31, 2011, Dendreon sold the right to future royalties in only one instance for $125.0 million. In each case, the Staff did not require the registrant to revise its presentation. We believe that the accounting treatments employed by Subaye and Dendreon are analogous to the treatment we utilize in connection with establishing our joint ventures and other sales of intellectual property, and that our stated business strategy of seeking ways to monetize our intellectual property, including through the formation of joint ventures and sales, bolsters the rationale for our treatment. Furthermore, Iconix recognized $88.9 million on gains from sale of trademarks and formation of joint ventures through 11 transactions during the two years ended December 31, 2014 and, as described below, we have, since filing our Form 10-K for the year ended December 31, 2008, described our approach to monetizing intellectual property through licensing, joint venture formation and other arrangements.

Since filing its Form 10-K for the year ended December 31, 2008, the Company has included disclosure in the business section stating its strategy of seeking to monetize its brands though international licenses, partnerships and other arrangements, such as joint ventures. In response to comment two of the Staff’s letter dated February 11, 2015 inquiring into such disclosure, the Company undertook to expand such disclosure and did so in its Form 10-K for the period ended December 31, 2014. We strongly believe that each component of the Company’s strategy to maximize the value of intellectual property - licensing, joint ventures and sales - are ongoing, major and central operations of the Company, and the cash and notes received from these activities constitutes inflows from delivering trademarks or the rights to use our trademarks.

[1]	See EDGAR correspondence dated March 31, 2010 related to the 2009 Form 10-K of Subaye, Inc. Gains on sales of copyrights were described as a recurring, significant portion of its ongoing business operations and a main focus of Subaye’s management team.
[2]

See EDGAR correspondence dated September 28, 2012 related to the 2011 Form 10-K of Dendreon Corporation. Gains on the sales of rights to future royalties were described as central to Dendreon’s business operations, i.e. the monetization of the results of biological research and development activities.

Given its business model, the Company believes including the gains resulting from the formation of joint ventures and the sale of trademarks in its revenue as a separate line item, as it did in its most recently filed Form 10-K, provides additional transparency and is the most appropriate presentation of revenues.

2.	You state in response to comment two of our letter dated February 11, 2015 that you have significantly grown your licensing royalties through your joint venture transactions. Please tell us whether you considered classifying the Equity earnings on joint ventures as a component of your operating income.

Response:

In considering the classification of our equity earnings on joint ventures, we referred to guidance in Regulation S-X, Article 210.5-03(b). We have historically presented equity earnings on joint ventures after operating income because it is shown after non-operating income and expense in rule 5.03(b).

3.	We note in your response to comment two of our letter dated February 11, 2015 that, where possible, you may consider acquiring control or full ownership of the joint ventures as the businesses in each territory reach sufficient scale to support the Company’s full business structure. Please tell us why the joint venture agreements are structured at formation so that each party only owns 50% interest.

Response:

In entering into a joint venture, we seek at inception to promote the establishment of a partnership of equals, aligning the interests of local partners with our own. We believe our local partners are critical to our success in the territory in which the joint ventures operate, as they have significant knowledge of the local environment and established relationships with regional retail and distribution concerns, all of which we seek to leverage when entering into our international joint ventures. By structuring joint venture agreements so that each party owns a 50% equity interest at inception with neither party having greater rights than the other, the equity interests provide our partners with the necessary incentive, as well as capital at risk, to devote management time and resources to the brands and the joint venture.

4.	We note in your response to comment three of our letter dated February 11, 2015 that you included material terms from each agreement made with the transaction counterparty or owner of the counterparty (e.g., minimum revenue guarantees, put or call options, etc.). To further understand these material terms, please provide us with the following information:

•	Explain the rationale and business reason for including put and/or call options in your joint venture agreements. Address both the pricing terms and exercise periods in your response.

•	Clarify how you have accounted for the put and call options, including your consideration of whether the put and call options are embedded or freestanding instruments, and if the strike price is fixed, variable (according to a formula) or at fair value. In this regard, explain whether the put and call option exercise price is meant to be negotiated rather than based on a fixed amount or formula. If based on a fixed amount or formula, explain whether this is designed to represent fair value upon exercise, or a discount or premium to fair value.

•	Clarify if your accounting for the put or call options impacted the amount or timing of the gains recorded for each transaction.

Response:

As a general matter, put and/or call options have been negotiated into our joint venture agreements in order to more efficiently allow us to execute our international strategy. When our joint ventures in each territory reach sufficient scale to support the Company’s full business structure of brand management, marketing, licensing, acquisitions and finance, we believe it is important to have the ability to acquire control of the joint ventures. That is why the call options are not exercisable for the first two years after the joint ventures’ formation. The value of including put/call rights in our joint venture agreements was evidenced in connection with our Latin America joint venture, in which puts and/or calls were not included in the original transaction documents. Upon the Company’s decision to attempt to acquire 100% of the joint venture, without pre-negotiated put and/or call rights, the Company went through a difficult negotiation and ultimately paid, in our opinion, a premium to acquire its partner’s equity.

Generally, the pricing terms of the put options included in our joint venture agreements are negotiated and based on the application of a multiple to historical revenue for an annual period, where the multiple is substantially similar to the multiple we attempt to utilize when acquiring intellectual property. We believe this multiple represents the expectation of fair value as determined at the formation of the joint venture. The call option is generally priced at a premium to the multiple used to price the put option. The exercise periods for both the put and call rights are designed to coincide with the periods in which sufficient scale is expected to be reached.

Upon formation of the joint venture, we considered whether these options would be deemed to be derivatives that would need to be recorded at fair value and marked-to-market for every reporting period. We reviewed ASC topic 815 and concluded that the options do not meet the definition of a derivative. This conclusion was based on two factors.

First, we considered whether or not the options are freestanding or embedded. The options are incorporated into a single contract, that being the ownership of equity in the joint venture.

Further, the options are not tradable. If the owner of the equity interest in the joint venture were to sell its interest in the joint venture, the former owner of the equity interest would not retain the options; rather, the options would transfer to the new owner of the equity interest. Since the options are not freestanding, they are considered embedded in the shares.

Second, we considered whether or not the embedded options would have to be bifurcated and accounted for separately as derivatives. We determined that the options do not meet the definition of a derivative because the underlying shares are not readily convertible to cash, nor can the options be readily settled by means outside the joint venture. As the embedded options do not meet the definition of a derivative, we concluded there was no separate accounting required for the options themselves.

As stated in our prior letter dated February 24, 2014, the put and call provisions do not have an impact on the timing or amount of recognition for the gains under ASC 845 since they do not represent support for the joint venture (see ASC 845-10-25-10).

5.	We note you include general disclosure of the put and call option terms in your Form 10-K. For example, your current disclosures reference “an amount as defined in the agreement” or “a calculated amount as defined in the operating agreement.” Please provide draft disclosure to be included in future filings that clearly describes the significant terms of each agreement, including the option pricing terms and exercisable periods. Alternatively, please file these agreements as exhibits.

Response:

Please find below a draft of the disclosure to be included in our future filings describing significant terms of each agreement entered into in our Iconix Australia joint venture transaction. The below is an example, and the Company would provide, with respect to each of its joint ventures, the same level of detail regarding such terms as it provided in response to the first bulletpoint of comment 3 of the Staff’s comment letter dated February 11, 2015.

Iconix Australia Joint Venture

In September 2013, the Company formed Iconix Australia, LLC (“Iconix Australia”), a Delaware limited liability company and a wholly-owned subsidiary of the Company, and contributed substantially all rights to its wholly-owned and controlled brands in Australia and New Zealand (the “Australia territory”) through an agreement with Iconix Australia. Shortly thereafter Pac Brands USA, Inc. (“Pac Brands”) purchased a 50% interest in Iconix Australia for $7.2 million in cash, all of which was received by Iconix upon closing of this transaction in September 2013. As a result of this transaction, the Company recorded a gain of $5.1 million for the difference between the consideration (cash and notes receivable) received by the Company and the book value of the brands contributed to the joint venture, which is included in other revenue in the FY 2013 (see Note 4).

Pursuant to the Operating Agreement entered into in connection with the formation of Iconix Australia, as amended, each of Pac Brands and the Company holds specified put and call rights, respectively, relating to Pac Brands’ ownership interest in the joint venture.

•	Company Two-Year Call Option: At any time during the six month period commencing September 17, 2015, the Company has the right to call up to 5% of Pac Brands’ total equity in Iconix Australia for an amount in cash equal to (i) the number of units called by the Company divided by the total number of Units outstanding, multiplied by (ii) 6.5, multiplied by (iii) RR, where RR is equal to:

A + (A × (100% + GR))

                      2

A = trailing 12 months royalty revenue

GR = Year on year growth rate

•	Four-Year Put/Call Option: At any time following September 17, 2017, Pac Brands may deliver a put notice to the Company, and the Company may deliver a call notice to Pac Brands, in each case, for the Company’s purchase of all units in the joint venture held by Pac Brands. Upon the exercise of such put/call, the purchase price for Pac Brands’ units in the joint venture will be an amount equal to (i) the percentage interest represented by Pac Brands’ units, multiplied by (ii) 5, multiplied by (iii) RR, where RR is equal to:

A + (A × (100% + CAGR))

                      2

A = trailing 12 months royalty revenue

CAGR = 36 month compound annual growth rate

The Company serves as Iconix Australia’s administrative manager, responsible for arranging for or providing back-office services including legal maintenance of trademarks (e.g. renewal of trademark registrations) for the brands in respect of the Australia Territory. Further, Iconix Australia has access to general brand marketing materials, prepared and owned by the Company, to refit for use by the joint venture in marketing the brands in the Australia Territory. Anchorage George Street Party Limited, an affiliate of Pac Brands (“Anchorage”) serves as Iconix Australia’s local manager, responsible for providing market experience in respect of the applicable territory, managing the joint venture on a day-to-day basis (other than back-office services), identifying potential licensees and assisting Iconix Australia in enforcement of license agreements in respect of the applicable territory. Each of the Company and Anchorage is reimbursed for all out-of-pocket costs incurred in performing its respective services.

At inception, the Company determined, in accordance with ASC 810, based on the corporate structure, voting rights and contributions of the Company and Pac Brands, that Iconix Australia is not a variable interest entity and not subject to consolidation. The Company has recorded its investment under the equity method of accounting.

6.	We note in your response to prior comment four of our letter dated February 11, 2015 that you mostly focus on the large size and extensive experience of the counterparty in your determination that collectability of the notes receivable is reasonably assured. Please advise us of the following with respect to your conclusions:

•	For transactions in which you recorded a note receivable at closing, please further explain to us any other factors you considered to determine that collectability of the notes was reasonably assured.

•	Tell us whether there have been any instances in which you renegotiated the terms of a note receivable after formation of a joint venture or were unable to collect a note receivable under its initial terms from a joint venture party.

•	To the extent you have renegotiated any notes receivable, please tell us the reason for the renegotiation, describe any change to terms and provide any other pertinent details, including identification of the other party and current balance of the renegotiated receivable.

Response:

In determining that the collectability of the notes receivable is reasonably assured, we considered the financial health of the obligor in terms of the strength of its cash flows, its credit history, and the likelihood of default. During the three years ended December 31, 2014, the sales of trademarks and formations of joint ventures generated, in the aggregate, approximately $135.0 million of cash due to the Company, of which approximately an aggregate $62.0 million (i.e. 46%) was paid at closing. Of the aggregate $73.0 million in notes receivable (including imputed interest) recorded as part of these transactions ($53.2 million of which was recorded during 2014), $8.7 million has been paid to Iconix since closing through March 31, 2015, consistent with the terms of the schedule of payments in the governing documents for each transaction, with the remaining $64.3 million to be paid to Iconix as follows (in millions):

April 1, 2015 through December 31, 2015	$23.7
2016	$21.2
2017	$12.3
2018	$7.2

total*	$64.3

*amounts do not add due to rounding

In each instance of notes receivable recorded at the closing of the transaction, we had no reason to believe that any amounts due to the Company under these transactions would be uncollectible. In each instance where an installment payment has been due, the payment has been made to the Company on a timely basis. To date, we have had no reason to believe that any amounts due under these notes receivable will be uncollectible at any point, and as such no amounts due have been reserved for or written off.

Of the aforementioned $73.0 million of notes receivable recorded during the three years ended December 31, 2014, only $3.0 million of notes receivable have been renegotiated following the formation of our joint ventures. Specifically, in May 2014, we renegotiated the payments due in June 2014 to us from our Iconix Canada partners with respect to the notes receivable, in an aggregate amount of approximately $3.0 million. The result of such negotiations was that approximately $1.5 million would be due in each of June 2017 and June 2018. We agreed to extend the time period in which such $3.0 million would be paid in exchange for Buffalo International ULC, a licensee of the Buffalo brand, agreeing to amend its Buffalo license agreement to remove its right to apply a royalty credit in 2014 and receive a right to apply a royalty credit in 2016. Our Iconix Canada partners continue to have a strong credit profile and therefore we have no reason to believe that this $3.0 million would not be paid to the Company. The total amount of cash due to the Company did not change with this renegotiation, only the timing of payments. To date, the balance of this notes receivable (including imputed interest) is $8.9 million.

7.	You state on page A-3 of your response submitted February 24, 2015 that the “amount of equity at risk is sufficient because the trademarks, licenses and related assets contributed to Newco are expected to generate royalties with existing licenses and upon the consummation of new licenses.” Please further describe to us the nature and significance of any “existing licenses” contributed at formation of each joint venture, and further explain to us how you considered these licenses in arriving at your conclusion that the assets do not represent a business.

Response:

As a general matter we enter into license agreements that may relate to a territory that later becomes the subject of a joint venture. Upon formation of a joint venture in a particular territory, among other assets, we contribute the “existing license” for that particular territory to the joint venture. Existing licenses contributed at the time of formation of a joint venture were simply the right of the licensee to use a specific trademark to produce and sell a specific categorized product or group of categorized products in a specified territory or group of territories, in exchange for royalties to the licensor, that being the joint venture upon formation. Only the trademarks and licenses were contributed to the joint venture; no other assets or processes (as defined below) were contributed to the joint venture upon formation.

With regards to the definition of a business, ASC 805-10 “Definition of a Business Combination” indicates:

“In the context of a business combination, the transferred set of activities must contain inputs and processes applied to the inputs which are or will be used to create outputs in order for the set to constitute a business.

The elements of a business are:

•	Inputs – Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include Intellectual property;

•	Processes – Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. An organized workforce having the necessary skills and experience following rules and conventions (excluding administrative systems) may provide the necessary processes that are capable of being applied to inputs to create outputs.

•	Output - The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

At the time of formation of the joint venture, the assets contributed do not have any systems, management or employees to support the brands (resource management process) or ensure that they will remain current and are marketed and advertised appropriately (operational process). Rather, we rely primarily on the Partner to exploit the assets in order to earn a return, which is critical to the success of the joint venture as explained in our response to comment 3 above.

We further note 805-10-55-5 states both inputs and processes are “essential” to a business. Since the contributed assets lack essential processes at the date of formation of the joint venture, they do not meet the definition of a business under ASC 805.

8.	You state on page A-7 that based on the rights noted in the Newco operating/stockholders’ agreement, one stockholder would not have any rights greater than the other; and the stockholders, Iconix and Partner, have joint control over all significant decisions. Please further explain to us the level at which significant decisions are made and the mechanisms in place for remediating disputes, including terms and conditions relating to the resolution of disputes. Also, in your response, please address the following.

•	If one joint venture partner identifies a potential new licensee, must the other joint venture partner approve that license before it is executed?

•	If a licensee breaches its license agreement and the two joint venture partners do not agree on whether or how to seek legal remedy, what is the course of action?

Response:

Significant decisions relating to Newco’s operations are generally made at both Newco’s board of director and shareholder levels.

Upon the establishment of a joint venture, Newco’s operating/shareholder agreement provides each of Iconix and Partner with the right to appoint an equal number of members to Newco’s board of directors (or similar governing body), and, at the director level, the affirmative approval of a majority of the members of the board is required for Newco to act on significant matters expected to affect the joint venture’s operations. Newco’s operating/shareholder agreement typically does not provide for specific procedures to be followed in the event a matter requiring board approval receives an equal number of votes “for” and “against” from its members3. The Company and its Partner regularly discuss matters relating to Newco in order to mitigate against the possibility of such a result, and through the directors’ continuing dialogue, a majority vote has emerged so as not to leave Newco at a standstill. In circumstances where Newco has a specific time period in which it must act to participate in a transaction, if majority approval is not reached within such period, Newco would lose the ability to participate in the proposed transaction.

In addition, at the shareholder level, the Newco operating/shareholder agreement typically provides each of Iconix and Partner with approval rights over significant decisions expected to affect the shareholders of the joint venture in such capacity. Each of Iconix and Partner exercise negative control through those approval rights, and a “deadlock” cannot result on such matters as a result of the fact that if either of Iconix or Partner does not provide their affirmative approval, Newco may not take such actions.

With respect to the identification of new licensees, the Newco operating/shareholder agreement typically requires the approval of Newco’s board to enter into new license agreements. The directors’ interests in approving or voting against Newco’s entry into new license agreements are expected to be aligned. The joint venture documents do not typically set forth a specific course of action to be followed in the event the Company and its Partner do not agree on whether or how to seek a legal remedy where a Newco licensee is in breach of its license agreement. It is expected that Iconix and Partner would be in agreement on such matters as a result of (i) their ownership of an equal portion of Newco and (ii) the inherent alignment of interests in protecting Newco’s assets and maximizing Newco’s distributable cash that results therefrom. However, if a disagreement between the partners on such matters were to occur, the partners would continue to discuss an appropriate course of action.

9.	You state on page A-7 that “Iconix does not own a majority of Newco upon formation…” Please clarify this statement given your statements elsewhere in your response that shortly before formation of the joint venture you contributed assets to a then newly formed, wholly-owned subsidiary of the Company.

[3]	The Iconix India shareholder agreement provides that after May 2017, in the event of a deadlock on specified matters that cannot be resolved by the partners, the Company and its partner may each offer to sell the other its equity in the joint venture for an amount equal to fair market value. If (i) accepted and not consummated or (ii) rejected, the offering party may force a sale of the joint venture.

Response:

By way of clarification, Newco is initially established as a wholly-owned subsidiary of the Company, with no assets or operations. Immediately prior to Partner’s purchase of its equity interest in Newco, and on the same date as such purchase, the Company contributes the subject assets to Newco, resulting in the formation of the joint venture.

The Company does not believe this sequence of events—forming Newco and selling half of its equity on the same day—is a substantive consideration in the accounting analysis. We note it is possible that the counterparty could also have formed a Newco to which we contributed assets with the same effect.

10.	We note your description of the joint venture formation transactions A-E and J in the Appendix, and it appears that for each of these transactions the Company first contributed assets to a newly formed, wholly-owned subsidiary, and then the joint venture partner purchased a 50% interest in the Company’s subsidiary directly from the Company. Please confirm our understanding that you have applied ASC 845 to account for the joint venture formation transactions and that you believe you have contributed assets to the joint venture. If so, please further explain to us why you believe that you contributed assets to the joint venture instead of an interest in a subsidiary that holds the assets, and why you believe ASC 810 is not applicable to your joint venture formation transactions.

Response:

We have applied ASC 845 to account for the joint venture transactions and we believe that the substance of the formation of the joint venture is the contribution of assets in exchange for a non-controlling interest. That is, we characterize the joint venture transactions as a partial sale, for which gain recognition is required under ASC 845-10-25-9. The sole purpose of the newly formed wholly-owned subsidiary is as a vehicle to create a new joint venture, so that in substance we firmly believe that this transaction would not be categorized as the deconsolidation of a subsidiary under ASC 810. Historically, we have concluded that a legal-form driven analysis under ASC 810 would not accurately depict the substance of the joint venture transactions.

We have previously considered the guidance in ASC 810. However, the Codification specifically states that ASC 810 only applies “if the substance of the transaction is not addressed directly by guidance in other Topics….”, which includes ASC 845 (see 810-10-40-3A(c)(2)). Accordingly, we have concluded that, in each instance of the formation of the joint ventures discussed in letters A-E and J in the Appendix of our response dated February 24, 2015, the trademarks and licenses contributed to the newly formed joint venture do not constitute a business (see our response to comment 7 above), and, as our interest in the newly formed joint venture is non-controlling, the transaction should be accounted for as a monetary exchange of a nonfinancial asset (i.e. trademarks and licenses) for a non-controlling interest under ASC 845.

We believe this best represents the nature and economics of the underlying transaction, that being the formation of a joint venture in which we receive a 50% interest in an entity, cash and notes receivable in exchange for the contribution of trademarks and licenses to that entity.

11.	We note in the Appendix of your previous response that you reference interpretive guidance on ASC 323-10 under the computation of the gain discussion for the joint venture formations described in transactions A-E and J, which states “occasionally, an investor who has contributed property may withdraw cash at the formation of the venture with no obligation or expectation of reinvesting it in the venture,” and “under these circumstances, the transaction may be, in substance, a partial sale of the property for which profit recognition is appropriate.” For each of these joint venture transactions, you also state that the counterparty paid cash directly to Iconix for its interest in the joint venture. Since the cash appears to have been paid directly to Iconix by the counterparty, rather than from a withdrawal from the joint venture, please further clarify why you believe this interpretation is applicable.

Response:

We believe the interpretive guidance on ASC 323-10 is relevant to the transaction and the computation of gain upon formation of the joint venture. We believe the following two scenarios in the formation of our joint ventures are, in substance, essentially the same transaction and should be consistently accounted for:

Scenario #1

Iconix contributes trademarks and licenses to a newly formed entity (“Newco”) in exchange for a 100% interest in Newco, another entity (“Partner”) contributes cash and notes to Newco, and Newco distributes the contributed cash and notes to Iconix with no obligation or expectation of reinvestment in Newco, in exchange for 50% of Iconix’s interest in Newco.

Scenario #2

Iconix contributes trademarks and licenses to Newco in exchange for a 100% interest in Newco, Partner pays cash and notes to Iconix in exchange for a 50% interest in Newco.

Each scenario results in the same ownership and economics for each of Iconix, Partner and Newco. As such, we believe the payment of cash and notes (as applicable) from Partner directly to Iconix is interchangeable with the contribution of cash and notes to the newly formed joint venture by the Partner and subsequent payment of the cash and notes to Iconix with no obligation or expectation to reinvest in Newco. Therefore we believe this interpretation of ASC 323-10 is applicable, as described.

We observe that the interpretive guidance (and our view of it) is consistent with 970-323-30-3, which states that “some transactions, structured in the form of capital contributions, may in economic substances be sales.” In those situations, gain recognition is appropriate.

Form 8-K filed February 27, 2015

Exhibit 99.1

12.	We note in your revised free cash flow calculation that you add cash received from sale of trademarks and formation of joint ventures to your net cash provided by operating activities. We further note that the Company believes free cash flow is useful because it provides information regarding actual cash received in a specific period from the Company’s comprehensive business strategy of maximizing the value of its brands through traditional licensing, international joint ventures and other arrangements. Please tell us how you considered deducting any cash that the Company paid in a specific period from its comprehensive business strategy to arrive at free cash flow. In this regard, we note your numerous acquisitions during fiscal 2013 and 2014, including the February 2014 purchase from New Brands of its 50% interest in the existing Iconix Latin America joint venture for cash of $42.0 million. If you do not believe deducting these payments is appropriate, expand your disclosures accompanying free cash flow to state so and the reasons why.

Response:

The following is a revised definition of Free Cash Flow as it will appear in future filings:

“Free Cash Flow, a non-GAAP financial measure, represents net cash provided by operating activities, plus cash received from the sale of trademarks and formation of joint ventures, less distributions to non-controlling interests and capital expenditures. Free Cash Flow excludes notes receivable from sale of trademarks and the formation of joint ventures, cash used to acquire the membership interests of our joint venture partners, mandatory debt service requirements, and other non-discretionary expenditures. Free Cash Flow should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP. The Company believes Free Cash Flow is useful because it provides information regarding actual cash received in a specific period from the Company’s comprehensive business strategy of maximizing the value of its brands through traditional licensing, international joint ventures and other arrangements. We have excluded the cash used to buyback our joint venture membership interests from the above definition because we believe that like other acquisitions, such actions are capital transactions. It also provides supplemental information to assist investors in evaluating the Company’s financial condition and ability to pursue opportunities that enhance shareholder value.”

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ David Blumberg
David Blumberg
Interim Chief Financial Officer

/s/ Neil Cole
Neil Cole
Chief Executive Officer

cc:	Myra Moosariparambil

John Archfield

Brian Snyderman

BDO USA, LLP; attn: Lawrence Shapiro

BDO USA, LLP National Office